Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report, dated February 14, 2019, relating to the consolidated and combined financial statements of Wyndham Hotels & Resorts, Inc. and subsidiaries (the “Company”), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standard Board Codification 606, Revenue from Contracts with Customers, and an emphasis of a matter paragraph relating to expense allocations for certain corporate functions and services historically provided by Wyndham Worldwide Corporation) appearing in the Annual Report on Form 10-K of Wyndham Hotels & Resorts, Inc. as of December 31, 2018, and for the year then ended.

/s/ Deloitte & Touche LLP

New York, New York

June 28, 2019